Filed by United National Group, Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Penn-America Group, Inc.
Commission File No.: 0-22316

This filing relates to a planned merger (the “Merger”) between United National Group, Ltd. (“UNGL”) and Penn-America Group, Inc. (“PNG”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 14, 2004 (the “Merger Agreement”), between UNGL and PNG. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by UNGL on October 15, 2004, and is incorporated by reference into this filing.

In connection with the execution of the Merger Agreement, the following communication was sent to all of UNGL’s employees:

MEMORANDUM

MEMO TO:       ALL UNG EMPLOYEES

FROM:      Bill Schmidt

RE:       URGENT NEWS

DATE:       October 15, 2004

I am pleased to attach a copy of our press release announcing the combination of United National Group with Penn-America Group, Inc. and Penn Independent Corp., under our public holding company, “United America Indemnity, Ltd.” This is a very exciting development for our group, and one which has the full support of our management team.

You will note from the press release that this combination results in a very significant organization where we become an even greater force in the specialty insurance market. Additionally, you will also note that it is the intention of ownership to allow each company to retain its existing corporate identity, while continuing to be operated by the existing management teams.

These are very powerful points as we look to grow our business into the future.

As we progress in finalizing this transaction, I will provide updates. However, if you have any questions, please do not hesitate to discuss them with your manager.

As a reminder, the company’s Insider Trading Policy requires employees to refrain from trading in company stock for a period of time that allows investors to assess and evaluate this news. As such, you should not trade in the stock of either United National Group, Ltd. or Penn-America Group Inc. until Wednesday October 20, 2004. We will advise you by next Tuesday if we need to extend beyond this date.

William F. Schmidt
President & Chief Executive Officer

Attachment

PRESS RELEASE

UNITED NATIONAL GROUP, LTD., PENN-AMERICA GROUP, INC. AND PENN INDEPENDENT CORPORATION ANNOUNCE BUSINESS COMBINATION UNDER UNITED AMERICA INDEMNITY, LTD.

George Town, Grand Cayman, Cayman Islands and Hatboro, Pennsylvania, October 15, 2004 – United National Group, Ltd. (NASDAQ: UNGL), Penn-America Group, Inc. (NYSE:PNG) and Penn Independent Corporation (PIC), a privately-held company, today jointly announced their agreements to combine their operations in transactions aggregating over $800 million in enterprise value. As a result of the transactions, the newly-christened United America Indemnity, Ltd (UAI) will become one of the leading specialty property and casualty insurers in the industry as well as a significant originator of and placement agent for specialty property and casualty insurance coverage.

Under UAI’s ownership, each company will retain its existing corporate identity and the businesses of UNGL, PNG, and PIC will continue to be operated by the existing management teams. UAI will boast more than $700 million in direct written premiums and net commission revenues, more than $1.1 billion in invested assets and approximately $550 million of shareholders’ equity. Based on today’s market values, United America Indemnity, Ltd. would be owned approximately 75% by the current shareholders of UNGL and 25% by the current public shareholders of PNG, with the shareholders of PIC receiving cash consideration. The final ownership proportions between UNGL and PNG will be determined based on market trading values of UNGL prior to closing.

To effectuate the transaction, UNGL, the publicly traded holding company for the United National Insurance businesses, which based on recent market prices has an enterprise value of approximately $528 million, will be renamed United America Indemnity, Ltd.; Class A common shares and Class B common shares of UNGL will continue as shares of UAI; each publicly held share of PNG will be exchanged for $15.375 of value, consisting of $13.875 in UAI Class A common shares and $1.50 in cash, for aggregate consideration of $156 million for all publicly held PNG shares; and all PIC shares will be acquired by a subsidiary of UAI for $97 million in cash. The $132 million of existing trust preferred securities and notes issued by UNGL and PNG will remain in place. The transaction, expected to close during the first quarter 2005, is subject to several conditions and contingencies, including insurance regulatory approvals and the affirmative vote of the shareholders of each of UNGL and PNG.

Saul Fox, UNGL’s Chairman and who will continue as Chairman of UAI, said: “By combining the breadth and depth of the UNGL, PNG, and PIC property and casualty insurance operations under United America Indemnity’s umbrella, each company will significantly enhance its ability to provide specialized products and services to its clients. In addition, United America Indemnity’s larger footprint in the marketplace and the consequent strengthening of the competitive position of each company should materially assist the management teams of UNGL, PNG, and PIC in achieving their long term growth objectives. Our shareholders should benefit from the earnings accretion and enhanced financial stability provided by a significantly larger capital base, greater diversification of risks, and broader share ownership and liquidity.” Mr. Fox is also Chief Executive Officer of San Francisco based Fox Paine & Company, LLC, whose affiliated private equity funds acquired a controlling interest in United National in September 2003 and will be the largest shareholder in United America Indemnity.

David Bradley, Chief Executive Officer of United National Group, Ltd. (who will remain CEO of the holding company), emphasized the market opportunities and intellectual synergies accelerated by the deal, “We now have four critical platforms in which United America Indemnity has clear market leadership, beginning with United National’s and Penn-America’s growing excess and surplus lines specialty P&C businesses that include self-generated proprietary products, niche programs, brokered lines and franchise relationships with general agents who serve the small business marketplace. The newly acquired PIC agencies and associated businesses will continue to support and give preferred services to its current markets and partners. These, coupled with our new offshore business in Bermuda should enable us to thrive and compete in a broad swath of products, markets and situations.”

Jon S. Saltzman, currently President and Chief Executive Officer of Penn-America Group, Inc., will become President of UAI. Mr. Saltzman will oversee all United States insurance company operations of both United National and Penn-America. Joseph F. Morris, currently Senior Vice President, Chief Financial Officer & Treasurer of Penn-America Group, Inc., will be promoted to President and Chief Executive Officer of Penn-America Group, Inc.

Commenting on the business combination, Mr. Saltzman noted, “We are excited about bringing together two great businesses that have long-term histories of producing superior operating results in the excess and surplus lines market. United National is a leader in developing unique specialty products while Penn-America is one of the leading small commercial limited binding authority companies. I’m looking forward to working with Bill Schmidt, President of United National’s U.S. insurance operations, and his United National team while remaining confident that Joe Morris and Penn-America’s management will continue to create franchise value for Penn-America’s general agents. With a stronger capital base and a larger group of experienced and knowledgeable employees, I believe this combination elevates both companies to financial and operational levels higher than either company would be able to achieve on a stand-alone basis. I believe that agents, policyholders, employees and shareholders of both companies will clearly benefit from this transaction.”

UAI will conduct a conference call regarding the transaction on Monday, October 18, 2004, at 8:00 am EDT. The conference call will not be webcast, but UAI will make slides pertaining to the transaction available on the company’s website at www.ungl.ky. Interested parties may access the call on the following dial-in numbers:

Domestic Dial-In: (877) 423-3902

International Dial-In: (706) 679-0881

Conference ID (for both): 1578069

About United National Group, Ltd.:

United National Group, Ltd. (NASDAQ: UNGL) is a holding company formed under the laws of the Cayman Islands that, through its wholly-owned operating subsidiaries, is a specialty property and casualty insurer with a 44-year operating history in the specialty insurance markets. Its U.S. insurance subsidiaries are either licensed or authorized to write surplus lines or specialty admitted business in all states. United National’s underwriting network includes 85 managing general agents and its focus centers on self-generated proprietary products, niche programs and brokered lines. Its non-U.S. operations consist of recently formed Barbados-based and Bermuda-based insurance companies.

About Penn-America Group, Inc.:

Penn-America Group, Inc. (NYSE: PNG), located in Hatboro, Pennsylvania, is a specialty property and casualty insurance holding company which markets and underwrites general liability, commercial property and multi-peril insurance for small businesses that are located in small towns and suburban and rural areas nationwide. Penn-America distributes its products through a network of about 65 wholesale general agents who serve the needs of more than 30,000 retail insurance brokers — some 60% of the 42,000 in the United States.

About Penn Independent Corporation:

Penn Independent Corporation, founded in 1947 and located in Hatboro, Pennsylvania, is a leading U.S. wholesale broker of commercial insurance for small and middle market businesses, public entities and associations. In addition to its ownership of approximately 31.4% of Penn-America, Group, Inc., Penn Independent Corporation is comprised of five major businesses, including: Delaware Valley Underwriting Agency, Inc., a wholesale agency primarily providing insurance polices on an excess and surplus lines basis; Apex Insurance Agency, Inc., a specialty and reinsurance broker for municipalities and government agencies; Stratus Insurance Services, Inc., a niche association-based broker; Summit Risk Services, Inc., a third party claims administrator; and Penn Independent Financial Services, Inc., a premium finance company.

About Fox Paine:

Fox Paine & Company, LLC manages investment funds in excess of $1.5 billion that provide equity capital for management buyouts, going private transactions, and company expansion and growth programs. Fox Paine engages exclusively in friendly transactions developed in cooperation with a company’s management, board of directors, and shareholders. The Fox Paine funds are managed on behalf of over 50 leading United States and international financial institutions, including public pension systems, Fortune 100 corporate pension plans, major life and property & casualty insurance companies, money center and super regional commercial banks, investment banking firms, and university endowments.

Safe Harbor statement:

This release contains forward-looking information about United National Group, Ltd., Penn-America Group, Inc. and the combined operations of United National Group, Ltd., Penn-America Group, Inc. and Penn Independent Corporation after the completion of the transactions described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as “believe,” “expect,” “may,” “will,” “should,’’ “project,” “plan,’’ “seek,” “intend,’’ or “anticipate’’ or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies.

UNGL’s and PNG’s businesses and operations, as well as the combined business and operations of United America Indemnity, Ltd., are and will be subject to a variety of risks, uncertainties and other factors. Consequently, their actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: (1) ineffectiveness of their business strategy due to changes in current or future market conditions, (2) the effects of competitors’ pricing policies, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products, (3) greater frequency or severity of claims and loss activity than their underwriting, reserving or investment practices have anticipated, (4) decreased level of demand for their insurance products or increased competition due to an increase in capacity of property and casualty insurers; (5) risks inherent in establishing loss and loss adjustment expense reserves; (6) uncertainties relating to the financial ratings of their insurance subsidiaries; (7) uncertainties arising from the cyclical nature of their business; (8) changes in their relationships with, and the capacity of, their general agents; (9) the risk that their reinsurers may not be able to fulfill obligations and (10) uncertainties relating to governmental and regulatory policies. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in UNGL’s and PNG’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, as well as in the materials to be filed with the U.S. Securities and Exhange Commission (SEC). See “Additional Information” below. Neither UNGL nor PNG makes any commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information:

UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at ww.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact:
UNITED NATIONAL GROUP, LTD	FOX PAINE & COMPANY, LLC
Richard March	Andy Brimmer
SVP and General Counsel	Partner
United National Insurance Company	Joele Frank, Wilkinson Brimmer Katcher
Phone: 610-660-6816	Phone: 212-355-4449 ext. 111
rmarch@unitednat.com	AHB@joelefrank.com

PENN- AMERICA GROUP, INC.
Joseph Morris
Senior Vice President. CFO & Treasurer
Penn-America Group, Inc.
Phone 215.443.3612
morris@penn-america.com

David Kirk, APR (media)
(610) 792.3329
davidkirk@thePRguy.com

* * *

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

UNGL intends to file a registration statement on Form S-4 in connection with the transaction, and UNGL and PNG intend to mail a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Investors and security holders of UNGL and PNG are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about UNGL, PNG and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s Web Site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also may be obtained from UNGL or PNG. UNGL and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of UNGL’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. PNG and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of UNGL and PNG in favor of the transaction. Information regarding the interests of PNG’s officers and directors in the transaction will be included in the joint proxy statement/prospectus. In addition to the registration statement on form S-4 to be filed by UNGL in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the shareholders of UNGL and PNG in connection with the transaction, each of UNGL and PNG file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by UNGL and PNG with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from UNGL or PNG.

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